UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Federal Express Corporation

File No. 1-7806 - CF#24955

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        Federal Express Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on March 19, 2010.

        Based on representations by Federal Express Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit 10.3 | through March 19, 2020 |
| Exhibit 10.4 | through September 30, 2013 |

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                         Amanda Ravitz
                         Branch Chief – Legal